Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

July 11, 2023

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$1.5 billion 4.950% Senior Notes Due July 14, 2028

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$1.5 billion
Trade Date:	July 11, 2023
Settlement Date (T+3):	July 14, 2023
Maturity Date:	July 14, 2028
Benchmark Treasury:	4.000% due June 30, 2028
Benchmark Treasury Yield
and Price:	4.234%; 98-30 3/4
Spread to Treasury:	+75 basis points
Reoffer Yield:	4.984%
Coupon:	4.950%
Coupon Payment Dates:	Semi-annually on January 14 and July 14, commencing on January 14, 2024 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.851% plus accrued interest from July 14, 2023
Gross Spread:	0.350%
Net Proceeds (%):	99.501% plus accrued interest from July 14, 2023
Net Proceeds ($):	$1,492,515,000 plus accrued interest from July 14, 2023
CUSIP / ISIN:	24422EXB0 / US24422EXB00
Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
Co-Managers:	Academy Securities, Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
SG Americas Securities, LLC
Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086.

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